October 5, 2010

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Symbion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 8-K/A filed June 25, 2010

File No. 000-50574

Dear Mr. Rosenberg:

Below is the response of Symbion, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated September 16, 2010 regarding the above-referenced Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and Form 8-K/A filed June 25, 2010 (the “Form 8-K/A”).  The Staff’s comments are repeated and underlined below for convenience of reference.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.             Comment:  Please tell us why Ernst & Young’s report refers to auditing standards generally accepted in the United States and not standards of the Public Company Accounting Oversight Board in accordance with AS No. 1.

Response:   The report of Ernst & Young LLP filed with the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2009 referred to auditing standards generally accepted in the United States rather than standards of the Public Company Accounting Oversight Board in accordance with AS No. 1.  The Company has filed with the Commission today an Amendment No. 1 to Annual Report on Form 10-K/A that includes a report from Ernst & Young that correctly refers to standards of the Public Company Accounting Oversight Board in accordance with AS No. 1.

Form 8-K/A filed June 25, 2010

Exhibit 99.1 Financial statements

40 Burton Hills Boulevard, Suite 400

Nashville, Tennessee 37215

Tel 615-234-5900 Fax 615-234-5998

2.             Comment:  The interim financial statements filed for Mountain View Hospital LLC do not comply with Rule 3-05(b) of Regulation S-X. Please amend the filing to include a statement of cash flows for the three months ended March 31, 2010. Also provide statements of income and cash flows for the corresponding quarter of the previous fiscal year. Refer to Rule 3-02(b) of Regulation S-X.

Response:   The Company has filed with the Commission today an Amendment No. 2  on Form 8-K/A to the Company’s Current Report on Form 8-K filed on April 15, 2010 that includes the following interim financial statements of Mountain View Hospital, LLC and its subsidiary:  (i) historical unaudited consolidated balance sheet at March 31, 2010; (ii) historical unaudited consolidated statements of operations for the three months ended March 31, 2010 and 2009; and (iii) historical unaudited consolidated statements of cash flows for the three months ended March 31, 2010 and 2009.

3.             Comment:  Further, amend the filing to include a statement in notes to the interim financial statements disclosing that the financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. Please refer to Rule 3-03(d) of Regulation S-X.

Response:   The Company has filed with the Commission today an Amendment No. 2  on Form 8-K/A to the Company’s Current Report on Form 8-K filed on April 15, 2010 that includes a statement in the notes to the interim financial statements disclosing that the financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K/A, as amended; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 8-K/A, as amended; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (615) 234-5916 or the Company’s legal counsel, J. Reginald Hill at (615) 850-8473 or James H. Nixon III at (615) 850-8855.

Very truly yours,

Symbion, Inc.

		By:	/s/ Teresa F. Sparks
Teresa F. Sparks
Senior Vice President of Finance and Chief Financial Officer

cc:	J. Reginald Hill
James H. Nixon III